February 11, 2010 Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549 Attention: Office of Filings, Information & Consumer Services

Re:	Registered Management Investment Company Fidelity Bond

Ladies and Gentlemen:

On behalf of the Registrants listed on the attached Schedule A, filed herewith pursuant to Rule 17g-(1)(B)(i)(ii), (iii) and (iv) under the Investment Company Act of 1940 is:

(i)	A copy of Rider No. 13 to the joint fidelity bond to include the following:
	•	Parametric Portfolio, L.P.
	•	Build America Bond, a series of Eaton Vance Portfolios
	•	Build America Bond Fund, a series of Eaton Vance Mutual Funds Trust
	•	Global Opportunities, a series of Eaton Vance Portfolios

(ii)	A copy of Rider No. 14 to the joint fidelity bond to change the Fund names listed therein.

(iii)	A copy of Rider No. 15 to the joint fidelity bond to remove the following:
	•	The Wright Managed Income Trust, a series fund consisting of:
		o	Wright Current Income Fund
		o	Wright Total Return Bond Fund
	•	The Wright Managed Equity Trust, a series consisting of:
		o	Wright International Blue Chip Equities Fund
		o	Wright Major Blue Chip Equities Fund
		o	Wright Selected Blue Chip Equities

(iv)	A certified copy of the resolutions of a majority of the Trustees who are not interested persons of the Trusts listed on Schedule A approving the bond amendments.

(v)	A statement showing the amount of the single insured bond which each investment company would have maintained had it not been named as an insured under a joing insured bond which is effective from September 1, 2009 to
September 1, 2010.

(vi)	A statement as to the period for which premiums have been paid.

(vii)	A copy of the agreement between the investment company and each of the named insured entered into pursuant to paragraph (f) to Regulation 17g-1.

Securities and Exchange Commission February 11, 2010 Page 2

If you have any questions or comments concerning the enclosed, please contact the undersigned at (617) 672-8106 or fax (617) 672-1106.

Sincerely,

/s/ Paul M. O’Neil Paul M. O’Neil Vice President

Securities and Exchange Commission February 11, 2010 Page 3

Schedule A

Asian Small Companies Portfolio
Boston Income Portfolio
Build America Bond Portfolio
Capital Growth Portfolio
Cash Management Portfolio
Dividend Builder Portfolio
Dividend Income Portfolio
Emerging Markets Local Income Portfolio
Emerging Markets Portfolio
Floating Rate Portfolio
Focused Growth Portfolio
Global Growth Portfolio
Global Macro Portfolio
Global Opportunities Portfolio
Government Obligations Portfolio
Greater China Growth Portfolio
Greater India Portfolio
High Income Opportunities Portfolio
International Equity Portfolio
International Income Portfolio
Investment Grade Income Portfolio
Investment Portfolio
Large-Cap Core Research Portfolio
Large-Cap Portfolio
Large-Cap Value Portfolio
Multi-Cap Growth Potfolio
Multi-Sector Portfolio
Senior Debt Portfolio
Small-Cap Portfolio
SMID-Cap Portfolio
Special Equities Portfolio
Tax-Managed Growth Portfolio
Tax-Managed International Equity Portfolio
Tax-Managed Mid-Cap Core Portfolio
Tax-Managed Multi-Cap Growth Portfolio
Tax-Managed Small Cap Value Portfolio
Tax-Managed Small-Cap Portfolio
Tax-Managed Value Portfolio
Worldwide Health Sciences Portfolio